Pillsbury Winthrop Shaw Pittman LLP Shanghai Representative Office

Suite 3001, 30th Floor, Jing An Kerry Center, Tower 2, 1539 Nanjing Road West  |  Shanghai 200041  |  People’s Republic of China

Tel +86.21.6137.7999  |  fax +86.21.6137.7900

Jia Yan Tel: 86.21.6137.7980 jia.yan@pillsburylaw.com

July 7, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Isabel Rivera

Pam Howell

Ameen Hamady

Kristina Marrone

Re:	STARRY SEA ACQUISITION CORP Registration Statement on Form S-1 Filed June 12, 2025 CIK No. 0002059165

Dear Ms. Rivera, Ms. Howell, Mr. Hamady and Ms. Marrone,

On behalf of our client, STARRY SEA ACQUISITION CORP, a Cayman Islands company (the “Company”), we submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 23, 2025 (the “Comment Letter”), with respect to the Company’s registration statement on Form S-1 filed with the Commission on June 12, 2025 (the “Registration Statement”).

Concurrently with the transmission of this letter, the Company is filing the Amendment No.1 to the Registration Statement (the “Amendment”) with the Commission through EDGAR, which reflects the Company’s responses to the comments provided by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Registration Statement on Form S-1 filed June 12, 2025

Risk Factors

Risks Associated with Our Business

Our letter agreement with our sponsor, officers and directors may be amended without shareholder approval., page 52

Pillsbury Winthrop Shaw Pittman LLP Shanghai Representative Office

Suite 3001, 30th Floor, Jing An Kerry Center, Tower 2, 1539 Nanjing Road West  |  Shanghai 200041  |  People’s Republic of China

Tel +86.21.6137.7999  |  fax +86.21.6137.7900

Jia Yan Tel: 86.21.6137.7980 jia.yan@pillsburylaw.com

1.	We note your disclosure in response to prior comment 4. Please expand your disclosure to address the difficulty that a replacement sponsor may have in finding a business combination target.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 52 of the Amendment accordingly.

Executive Officer and Director Compensation, page 129

2.	We note the form of the employment agreement filed as Exhibit 10.8 and the form of the director service agreement filed as Exhibit 10.9. Please revise this section to clearly disclose any compensation arrangements that have been entered into or that will be entered into after the completion of this offering with the executive officers and directors. See Item 402 of Regulation S-K. Please also revise the cover page, summary, and the table on page 128 as required by Items 1602(a)(3), 1602(b)(6), and 1603(a)(6) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises that, other than the share-based compensation arrangements disclosed on the cover page, in the summary section, and in the table on page 129 of the Amendment, there are no additional compensation arrangements that have been entered into or are currently contemplated to be entered into with the Company’s executive officers or directors following the completion of this offering.

General

3.	We note the exclusive forum provision in the form of the second amended and restated memorandum and articles of association. Please provide clear disclosure of this provision, including whether it applies to federal securities law claims, and any risks to shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and has provided disclosures on pages 60, 61 and 151 of the Amendment accordingly.

Please do not hesitate to contact Jia Yan at 86 (021) 6137-7980 or jia.yan@pillsburylaw.com, or Tianze Ma at 86 (010) 8572-1117 or tianze.ma@pillsburylaw.com of Pillsbury Winthrop Shaw Pittman LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Pillsbury Winthrop Shaw Pittman LLP
Pillsbury Winthrop Shaw Pittman LLP

cc:	Yan Liang, Chief Executive Officer
Kong Wai Yap, Chief Financial Officer